Issuer Free Writing Prospectus dated August 18, 2021

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement dated August 17, 2021

Registration No. 333-251393

Hanmi Financial Corporation

$110,000,000

3.750% Fixed-to-Floating Rate Subordinated Notes due 2031

Term Sheet

Issuer:	Hanmi Financial Corporation (the “Company”)

Security:	3.750% Fixed-to-Floating Rate Subordinated Notes due 2031 (the “Notes”)

Aggregate Principal Amount:	$110,000,000

Ratings:

BBB- by Kroll

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	August 18, 2021

Settlement Date:	August 20, 2021 (T + 2)

Final Maturity Date (if not previously redeemed):	September 1, 2031

Coupon:	3.750% per annum, from and including the Settlement Date, to but excluding September 1, 2026, payable semi-annually in arrears. From and including September 1, 2026 to, but excluding the maturity date or earlier redemption date, a floating per annum rate equal to the then current three-month SOFR (as defined in the prospectus supplement under “Description of the Notes — Interest”), provided, however, that in the event three-month SOFR is less than zero, three-month SOFR shall be deemed to be zero, plus 310 basis points, payable quarterly in arrears.

Interest Payment Dates:	Interest on the Notes will be payable on March 1 and September 1 of each year through, but not including, September 1, 2026, and quarterly thereafter on March 1, June 1, September 1, and December 1 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on March 1, 2022.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	30/360 to but excluding September 1, 2026, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of September 1, 2026 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:	The Company may redeem the Notes, in whole but not in part, at any time, including prior to September 1, 2026, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for possible redemption of outstanding subordinated debt callable in March 2022 or other general corporate purposes.

Price to Public:	100.00%

Underwriters’ Discount:	1.25% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$108,625,000
Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

•  will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Debt (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes” in the preliminary prospectus supplement);

•  will rank equal in right of payment and upon our liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•  will rank senior in right of payment and upon the Company’s liquidation to (i) its existing junior subordinated debentures and (ii) any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

•  will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation Hanmi Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of June 30, 2021, the Company’s subsidiaries had, in the aggregate, outstanding debt and deposits of $5.9 billion. In addition, as of June 30, 2021, the Company had no indebtedness that would rank senior to the Notes, $98.6 million that would rank pari passu with the Notes, and $20.6 million that would rank subordinate to the Notes.

CUSIP/ISIN:	410495 AB1 / US410495AB18

Book-Running Managers:	Piper Sandler & Co. Keefe, Bruyette & Woods, Inc.

Co-Managers:	Janney Montgomery Scott LLC Wedbush Securities Inc.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement (as defined below). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given them in the Preliminary Prospectus Supplement. The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available), and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Piper Sandler & Co. toll-free at (866) 805-4128 or emailing fsg-dcm@psc.com or by emailing Keefe, Bruyette, and Woods, Inc. at USCapitalMarkets@kbw.com.

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